[LETTERHEAD OF DECHERT LLP]

December 10, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:  Keith O’Connell, Division of Investment Management

Re:                             ALPS ETF Trust
File Numbers 811-22202 and 333-150859

Dear Mr. O’Connell:

Thank you for your comments regarding the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to the Jefferies | TR/J CRB Natural Gas Equity ETF (formerly Jefferies Natural Gas Equity ETF) and Jefferies | TR/J CRB Wildcatters Exploration & Production Equity (formerly Jefferies Energy Wildcatters Equity ETF) (the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2009.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 12 to the Trust’s registration statement, which will be filed via EDGAR on or about December 15, 2009.

Comment 1.	Please confirm that the Funds are in compliance with the conditions of the Trust’s exemptive relief.

Response 1: We hereby confirm that, to the best of our knowledge, the Funds are in compliance with the conditions of the Trust’s exemptive relief allowing it to offer exchange-traded funds.

Comment 2.	Please provide a redline of all amendments to the registration statement.

Response 2: A redline of all amendments to the registration statement showing changes from prior filings will be provided.

Comment 3.

Please be aware of the Staff’s position articulated in the Adopting Release to Rule 35d-1 that notes that index funds generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.

Response 3: We are aware of the Staff’s position.

Comment 4.	Please further clarify the definition of “production” in the “Index Description and Methodology” section.

Response 4: The disclosure has been revised accordingly.

Comment 5.	Please consider adding disclosure that a risk of investing in the natural gas sector is that major natural gas customers often have the ability to switch between the use of coal, oil or natural gas.

Response 5: The proposed disclosure has been incorporated into the risks of investing in the Fund.

Comment 6.	Please consider whether the fee table should include a line item for “Acquired Fund Fees and Expenses.”

Response 6: We respectfully acknowledge the comment; however, a line item for “Acquired Fund Fees and Expenses” is not appropriate for these Funds.

Comment 7.	Please fix the footnote numbering sequence in the fee table.

Response 7: The disclosure has been revised accordingly.

Comment 8.	Please include disclosure specific to the Adviser (and not the Adviser and its affiliated entities) that discusses the Adviser’s experience.

Response 8: The disclosure has been revised accordingly.

Comment 9.	Please confirm that disclosure is included regarding the business experience of each portfolio manager for the last five years.

Response 9: The disclosure has been included.

Comment 10.	Please file the sub-advisory agreement as appropriate with the next filing of the registration statement.

Response 10:     The sub-adviser for the Funds will be Arrow Investment Advisors, LLC, the current adviser for other funds in the Trust. Therefore, the form of sub-advisory agreement with Arrow Investment Advisors, LLC that was previously filed would apply to these Funds.

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As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•                                          the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Stuart M. Strauss of Dechert LLP at (212) 296-3529 or Allison Harlow Fumai of Dechert LLP at (212) 296-3526.  Thank you.

Best regards,

/s/ Stuart M. Strauss